SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated November 29, 2011

Press Release dated November 30, 2011

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: November 30, 2011

Eni purchases a 32.5% stake in the Evans Shoal gas field
offshore Australia

San Donato Milanese (Milan), November 29, 2011 - Eni announces the purchase of a 32.5% stake in the Evans Shoal gas field in the Timor Sea, Australia. The field is located offshore in the NT/P48 exploration permit in the north Bonaparte Basin, around 300 km northwest of Darwin, where there is an existing LNG plant precinct. The undeveloped Evans Shoal field, discovered in 1998, holds expected gas in place of up to 7 trillion cubic feet.

In late October 2011, Eni reached an agreement with Australian based company Santos Ltd to purchase its 40% equity share. The agreement involved an initial payment of US$ 250 million and a contingent future cash payment of up to US$ 100 million subject to a positive final investment decision (FID) for the development of Evans Shoal and the level of 2P reserves at FID. Subject to completion of the purchase of Santos’ interests, in a separate transaction, Eni agreed to sell a 7.5% equity share in exploration permit NT/P48 to Shell Development (Australia) Proprietary Limited (Shell). Both transactions are subject to normal consents and regulatory approvals.

Following completion of these transactions, the partners in the revised NT/P48 joint venture will be Eni (32.5%), Shell (32.5% and operator), Petronas Carigali (Australia) Pty Ltd (25%) and Osaka Gas Australia Pty Ltd (10%).

Eni is strongly committed to an early development of the significant and known resources in this mature exploration area, where an exploration/appraisal well is expected to be drilled and tested as early as the second half of 2012.

This acquisition represents a further step forward in Eni's growth plans in the Australasian region, after the farm-in as operator earlier this year to the Heron and Blackwood gas fields in NT/P68 exploration permit, 70 km from Evans Shoal, and the successful start-up of the operated Kitan field in the Joint Petroleum Development Area (JPDA) between Australia and Timor-Leste last October.

Eni has been present as an operator in Australia since 2000, and in Timor-Leste since 2006. In Australia, Eni is operator of the Woollybutt oil field, with a 65% equity interest, and is the sole owner and operator of the Blacktip Gas Project. Eni also has a non-operated interest in the Bayu-Undan gas and condensate field and associated Darwin LNG plant. Eni has interests in 19 offshore exploration and production licences in Australia, Timor Leste and Papua New Guinea, 15 of which it operates.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni completes the sale of its participations in Transitgas
and TENP gas pipelines

San Donato Milanese (Milan), November 30, 2011 - Today, Eni has finalized the agreements signed with Fluxys G and announced on September 22 for the sale of its participations in Transitgas and TENP gas pipelines. The agreements involve the sale of 100% of Eni’s shares in Eni Gas Transport International SA and 46% of Transitgas AG ("Transitgas system"), as well as 100% of both Eni Gas Transport Deutschland SpA and Eni Gas Transport GmbH. The latter owns 49% of Trans Europa Naturgas Pipeline KG and 50% of Trans Europa Naturgas Pipeline GmbH ("TENP system").

The sale is part of the commitment made to the European Commission on the September 29, 2010 and will raise a total of approximately 1,068 million Swiss Francs for Eni’s participation in the Transitgas system and around 60 million Euros for its participation in TENP system.

Ship-or-Pay contracts between Eni and both Eni Gas Transport International and Eni Gas Transport Deutschland remain in place.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com